

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

July 25, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG



Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43(0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna.
Commercial Court Vienna
FN 111000k
DVR: 0091740



Rule 12g3-2(b) File No. 82-4970


Austrian

July 25, 2006

Ad-hoc Release

QUALITATIVE GROWTH AND HIGH SERVICE QUALITY KEY FACTORS IN SUCCESSFUL IMPROVEMENT OF RESULT

Financial result of the Austrian Airlines Group, January to June 2006

Commenting on the Austrian Airlines Group's results for the first half-year of 2006, **Alfred Ötsch, Chief Executive Officer of the Board of Management of the Austrian Airlines Group**, made the following statement: 'The continued expansion of our market leadership in Eastern Europe in the first half-year has enabled us to achieve respectable, usually double-digit, levels of traffic growth, build market share gains and generate over 70% of the passenger growth at Vienna Airport. We have improved our adjusted EBIT by EUR 16.3m to EUR −47.8m compared to last year, despite having had to overcome an increase in kerosene expenditure of EUR 72 million. Had kerosene prices remained at last year's level, we would actually have seen a substantial improvement in our result. As the second half of 2006 is likely to be dominated by factors including continued high kerosene prices that exceed our budgetary assumptions (already set high as a precautionary measure) and because of the negative consequences of the capacity bottlenecks that have emerged at Austrian air traffic control since spring, it has become necessary to correct our forecast result for the year as a whole. It will probably not be possible to achieve a balanced adjusted EBIT. Depending on the political and economic framework conditions, the annual result will prospectively be better than the previous year.'

Half-Yearly Result – Summary

Key indicators		4-6/2006	+/- %	1-6/2006	+/- %
Revenue	EURm	676.0	9.9	1,222.8	13.5
EBITDAR adjusted[1]	EURm	88.2	-7.4	126.9	7.3
EBITDAR	EURm	94.3	24.4	138.7	53.9
EBIT adjusted[2]	EURm	6.1	-	-47.8	25.4
EBIT	EURm	9.1	-	-41.0	55.6
Loss before tax adjusted[2]	EURm	-3.3	50.7	-71.0	15.0
Loss before tax	EURm	-3.9	82.8	-59.5	43.4
Cash flow from operating activities	EURm	146.3	-5.3	195.1	9.7
Total passengers carried	Passengers	2,870,620	+8.8	4,990,640	10.8
Passenger load factor (scheduled services)	%	71.9	0.0P.	72.1	2.1P.

Footnotes – Legend of Table

1 Adjusted for profits / losses from the disposal of assets and exchange rate valuations at the reporting date.

2 Adjusted for profits / losses from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.

CEO Alfred Ötsch offered a summary of the new package of offensive measures: 'Against the background of the current kerosene price trend in particular, we must shift the focus of our expansion from quantitative to qualitative growth, and work to move forward on this basis. The result of this will be that first yields and then load factors will continue to increase. The key to increasing our yields is a comprehensive quality offensive, which we will use to raise both yields and customer loyalty. The installation of our lie-flat sleeper seats in our long-haul Business Class sections and the decision on principle to also offer a free meal and drink service in Economy Class on short- and medium-haul flights are the quality measures with which we will be faced in the coming months. This new service concept will be presented in more detail this autumn.

'Qualitative growth in our network, particularly against the background of the high kerosene prices, demands consistent optimisation of the route portfolio, which leads to the suspension of individual, and consequently low-yield, routes. Subject to these points of view, we have decided to suspend our Australian routes to Sydney and Melbourne from end-March 2007. We are currently looking into alternative long-haul destinations that correspond to our strategic orientation and provide adequate contributions to our overall European route network.

'With the aim of strengthening the quality, market and customer view of the company, and of designing our production processes to be as streamlined and smooth as possible, we have now launched a restructuring of the Group, to be implemented by September. The merged Network & Sales Division now has 10 departments instead of 22, as used to be the case. In future, 'frontline' customer services, including Cabin Services, will be merged for the entire Group in the newly conceived Product and Customer Service Division. A Group-wide process and quality control will ensure performance stability.

'As the foundation for a further productivity increase in all divisions, we have now begun exploratory talks with staff representatives and the trade union over new collective agreements. Our aim is to produce a greater commitment to flexibility by staff in order to effectively counteract the strongly seasonal nature of the aviation business, provide a stronger correlation between salary models and Group performance and to remove excessive industry regulation. In the interest of creating a constructive, objective and harmonious atmosphere within the company, we shall only be presenting the results of these talks once they are complete.

'In addition to taking extensive measures within the Group, we shall continue to optimise our customer / supplier partnerships. Due to the fact that, in our view, OMV has abused its dominant market position in supplying the Austrian aviation industry with kerosene, and the unjustified additional costs that this is creating for us, we shall now be calling in the competition authorities, since bilateral discussions have not produced a result (see separate press release).

'Although the Austrian Airlines Group is well positioned both strategically and in the market, all at the company need to be aware that the framework conditions demand rapid and consistent consolidation of our yields and costs, as well as continued productivity increases. There will be no exceptions to this rule, just as there will be no uneconomic, isolated solutions. I remain entirely confident that we can bring the Group back onto a positive results course.'

Improvement in results situation

Despite the considerable additional expenditure on fuel, the EBIT improved by EUR 26.4m in the second quarter to reach EUR 9.1m. The EBIT adjusted for exchange rate valuations on the reporting date and profits from sales of assets increased from EUR 2.1m to EUR 6.1m. Cumulatively, the EBIT improved by 55.6% to EUR – 41.0m in the first half-year of 2006, while the adjusted EBIT reached EUR -47.8m (2005: EUR -64.1m).

Due to a poorer financial result as a consequence of the USD trend, the second quarter reported a loss for the period of EUR -3.9m (previous year: profit of EUR 3.4m). Cumulatively, the loss for the half-year period improved from EUR -79.0m to EUR -61.0m.

Sharp increase in revenue and operating revenue

Due to the strong trend in demand, flight revenue rose by 10.7% in the second quarter of 2006 to EUR 642.3m, and to EUR 1,158.9m (+14.4%) in the first six months of the year. Operating revenue rose by 9.9% to reach EUR 694.7m in the second quarter report period, while cumulative operating revenue rose in the first half year by 13.2% to EUR 1,260.3m.

Expenses rise due to high fuel costs

In the first six months of the year, operating expenses reached a total of EUR 1,301.3m (+7.9%). In the second quarter, operating expenses rose by 5.5% to EUR 685.6m, slightly below the increase in production of 5.9% (as measured in available seat kilometers). Expenses on materials and services rose by 13.6% on last year, driven above all by increased kerosene prices. As a result, fuel expenditure in the second quarter increased by EUR 32.1m to EUR 140.2m, leaving it EUR 72.3m up on the first half-year compared to the same period in 2005. The average kerosene price in the second quarter, at USD 684/ton, was 23.9% above the figure for the previous year. As a result, the proportion of total expenditure before exceptionals accounted for by fuel expenditure increased from 16.6% to 20.4% within one year. The resultant cost increases could only be passed on to passengers through surcharges to a limited extent.

With the price of oil rising to more than USD 70/barrel, the company was forced to increase fuel surcharges on its long-haul routes from 5 May 2006. The increase in production, combined with our continuing restrictive staffing policy, enabled us to improve productivity. Personnel expenditure increased to EUR 132.5m (+4.9%). Due to strict cost management in the area of overheads and exchange rate valuations at the reporting date, other expenses fell by 20.6% to EUR 48.2m.

Cash flow from operating activities remains stable

Cash flow from investing activities in the first six months of the year fell from EUR 167.8m to EUR 10.2m as a result of lower outflows for the acquisition of aircraft and higher inflows from the sale of aircraft and financial assets. Cash and cash equivalents increased in comparison to 31 December, 2005 by EUR 60.1m to EUR 180.9m and reflect an increase of EUR 102,7m compared to the balance sheet date 30 June 2005.

Expansion continues into core markets

In **scheduled services**, the strategy of expansion continued in the first half-year of 2006. Routes previously being operated by Lauda Air in the charter segment were incorporated in part into scheduled operations. Seen cumulatively, the load factor improved by 2.1 percentage points to 72.1% in the January-June period. In the second quarter, with the load factor stable, availability (measured in available seat kilometers) was expanded by 9.9% and successfully sold in the market. Particularly worth a mention here is the sharp increase in Business Class passengers on long-haul. The number of passengers carried rose by 10.2% to 2,379,782. Overall, revenue in the scheduled segment increased from EUR 902.7m to EUR 1,047.9m (+16.1%) in the first half-year. The EBIT improved to EUR −38.5m in the report period (comparison period 2005: EUR −81.4m).

The **charter** segment reported a reduction in availability of 12.3%. The number of flights operated fell particularly sharply in the long-haul segment, although this reduction was partly a result of the transfer of individual routes into the scheduled segment. Despite reduced availability, the number of passengers rose by 2.2% to 490,838. Although there was a sharp fall in production, revenue in the charter segment in the first six months of the year remained stable at EUR 111.0m (2005: EUR 110.4m). The EBIT improved from EUR -13.5m to EUR -4.6m.

Taken by **geographical segment**, the growing availability saw a strong increase in long-haul traffic. The biggest increases in passenger volume were reported in the Far East region. On short- and medium-haul routes, too, scheduled traffic growth was exceptionally strong. The biggest growth was achieved on routes to Scandinavia, Switzerland, the Middle East and Central Europe.

In the long-haul charter segment, there was a reduction in availability and a shift into scheduled business in the form of integrated long-haul scheduling. Popular seasonal holiday destinations such as Cancun, Varadero, Punta Cana and Montego Bay will once again be served in the winter of 2006.

Fleet adjustment continues

One Airbus A319 and one B737-800 were newly transferred into the fleet in the first half-year. Fixed orders are currently in place for one B777-200ER, with delivery due to take place in January 2007. Further important steps were taken in the strategic fleet adjustment. One Canadair Regional Jet CRJ-100 was sold and transferred at end-March 2006. One Airbus A340-200 was also taken out of service at end-March, and transferred in May.

At end-June 2006, due to the consistent reduction in unnecessary capacity and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at the Group's Slovak Airlines subsidiary.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-06-17e (H1-Erg.06).doc


Austrian



Letter to Shareholders

January – June 2006

The Austrian Airlines Group at a glance

		4-6/2006	+/- %	1-6/2006	+/- %
Revenue	EURm	676.0	9.9	1,222.8	13.5
EBITDAR adjusted[1]	EURm	88.2	-7.4	126.9	7.3
EBITDAR	EURm	94.3	24.4	138.7	53.9
EBIT adjusted[2]	EURm	6.1	-	-47.8	25.4
EBIT	EURm	9.1	-	-41.0	55.6
Loss before tax adjusted[2]	EURm	-3.3	50.7	-71.0	15.0
Loss before tax	EURm	-3.9	82.8	-59.5	43.4
Cash flow from operating activities	EURm	146.3	-5.3	195.1	9.7
Passengers carried		2,870,620	+8.8	4,990,640	+10.8
Passenger load factor (scheduled service)	%	71.9	0.0P.	72.1	+2.1P.

1 Adjusted for profit/losses from the disposal of assets and for exchange rate valuations at the reporting date

2 Adjusted for profit/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft





Highlights

Second Quarter: improvement in result and traffic growth

- Expansion in scheduled production: +9.9% ASK
- Passenger load factor (scheduled services) stable at 71.9%
- Recovery in demand: passengers +8.8%
- EBIT improved by EUR 26.4m to EUR 9.1m
- Increase in adjusted EBIT in Q2 to EUR 6.1m (2005: EUR 2.1m)

Further expansion into key Focus East markets

- New destinations and flight increases within East European route network
- Austrian Airlines Group the driver of growth at Vienna Airport

Quality offensive launched

- Introduction of lie-flat sleeper seats
- Reorganisation of Group structure
- Free catering in medium-haul sector

Results situation tense in financial year 2006

- Crude oil prices hit new record high
- ACG air traffic controllers have negative effect on punctuality
- Results forecast revised for full year

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel: ++43 (0)5 1766 - 3311
Fax: ++43 (0)5 1766 - 3333
E-mail: investor.relations@austrian.com
Internet: http://www.austrianairlines.co.at

Communications
Johannes Davoras
Tel: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-mail: public.relations@austrian.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Tel: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.austrian.com





A Word from the Board of Management

Dear Shareholders,

The Austrian Airlines Group managed to continue the strong growth it experienced in early 2006 into the second quarter, and to build a sharp increase in its traffic results as a result. The company's future-oriented route network, positioned in some of the world's strongest growth regions, is a valuable asset and of huge importance to our long-term success. More than 70% of the growth seen at Vienna International Airport in the second quarter was generated by the Austrian Airlines Group. The summer schedule 2006 saw another offensive launched into the Group's strategic core markets, with availability in Eastern Europe increasing to a total of 571 flights a week to 44 different destinations.

Due to the further increases in crude oil and consequently kerosene purchase prices, the Group was forced to adjust the fuel surcharge upwards in May. To counteract this trend and the high logistics surcharge associated with refuelling in Vienna, the Group has been refuelling its own long-haul flights since August 2005. This service has been provided by the company Skytanking since 1 June 2006. Despite this, our dependency on OMV remains significant. As a further measure, therefore, we will apply for OMV pricing policy to be examined subject to competition law.

The Austrian Airlines Group set itself a punctuality goal for 2006 at the internationally recognised standard of 83% of total flights. Summer performance would stand at 90%, always assuming regular put-through within Austro Control (ACG). The noticeable improvements in flight punctuality achieved recently are currently at risk due to the irregularities amongst ACG air traffic controllers. There have been capacity bottlenecks at Austrian air traffic control since spring, which have resulted in massive restrictions on network and transfer quality and expensive delays on connecting flights.

The second half of 2006 is likely to be dominated by factors including continued high kerosene prices exceeding our budgetary assumptions (already set high as a precautionary measure) and the negative consequences of the capacity bottlenecks that have been emerging at Austrian air traffic control since spring. As a result, it has become necessary to correct our forecast result for the year as a whole. It will probably not be possible to achieve a balanced adjusted EBIT. Depending on the political and economic framework conditions, the annual result will probably be better than the previous year.


Austrian

Qualitative growth in our network, particularly against the background of the high kerosene prices, demands consistent optimisation of the route portfolio, which leads to the suspension of individual, and consequently low-yield, routes. Subject to these points of view, we have decided to suspend our Australian routes to Sydney and Melbourne from end-March 2007. We are currently looking into alternative long-haul destinations that correspond to our strategic orientation and provide adequate contributions to our overall European route network.

One important strategic goal of the Group is to expand its market position in business traffic. To strengthen this trend in the longer term and give clearer expression to the high quality demands of the Austrian Airlines Group, the Boeing 777 and Boeing 767 long-haul jets will be equipped with innovative lie-flat seats from summer 2006 onwards. Numerous well considered comfort elements, examples of which include an extra-wide screen and a massage function, promise to make the journey particularly comfortable. To complement conversion to the new lie-flat sleeper seats, the number of Business Class seats installed in these long-haul jets is to increase. Revenue-optimised traffic flow management has been introduced as a further innovation on April's new fare concept, alongside a successful internet offensive allowing differentiated management of local and transfer traffic compared to previous consideration of individual routes.

With the aim of strengthening the quality, market and customer view of the company, and of designing our production processes to be as streamlined and smooth as possible, we have now launched a restructuring of the Group, to be implemented by September. The merged Network & Sales Division now has 10 departments instead of 22, as used to be the case. In future, 'frontline' customer services, including Cabin Services, will be merged for the entire Group in the newly conceived Product and Customer Service Division. A Group-wide process and quality control will ensure performance stability.

As part of its quality offensive, the Austrian Airlines Group has decided to reintroduce a free service on medium-haul routes throughout the system, replacing the existing bistro service. Implementation is planned to begin from autumn 2006 onwards.

Alfred Ötsch, CEO | Josef Burger, CCO | Thomas Kleibl, CFO


Austrian

Improvement in results situation

Q2 EBIT: EUR 9.1m

Despite the considerable additional expenditure on fuel, the EBIT improved by EUR 26.4m in the second quarter to reach EUR 9.1m. The EBIT adjusted for exchange rate valuations on the reporting date and profits from sales of assets increased from EUR 2.1m to EUR 6.1m. Cumulatively, the EBIT improved by 55.6% to EUR –41.0m in the first half-year of 2006, while the adjusted EBIT reached EUR -47.8m (2005: EUR -64.1m).

Due to a poorer financial result as a consequence of the USD trend, the second quarter reported a loss for the period of EUR -3.9m (previous year: EUR 3.4m). Cumulatively, the loss for the half-year period improved from EUR -79.0m to EUR -61.0m.

Cash flow from operating activities remains stable

Strongly positive cash flow from operating activities

Cash flow from operating activities in the second quarter, at EUR 146.3m, was slightly below the figure for the same period the previous year. Overall cash flow from operating activities in the first half-year increased by 9.7% to reach EUR 195.1m (2005: EUR 177.8m). Cash flow from investing activities in the first six months of the year fell from EUR 167.8m to EUR 10.2m as a result of lower outflows for the acquisition of aircraft and higher inflows from the sales of aircraft and financial assets. Cash and cash equivalents increased to EUR 180.9m, an increase of EUR 60.1m compared to the balance sheet date of 31 December 2005, and reflect an increase of EUR 102,7m compared to 30 June 2005.

Strategic fleet adjustment continues

Sale of CRJ-100 and A340-200

One Airbus A319 and one B737-800 were newly transferred into the fleet in the first half-year. Fixed orders are currently in place for one B777-200ER, with delivery due to take place in January 2007. Further important steps were taken in the strategic fleet adjustment. One CRJ-100 was sold and transferred at end-March 2006. One A340-200 was also taken out of service at end-March, and transferred in May.

At end-June 2006, due to the consistent reduction in unnecessary capacity and the fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at the Group's Slovak Airlines subsidiary.



Austrian Airlines on the Capital Market

Fall in Austrian Airlines share price

Share price trend

The trend in the price of airline shares has continued to be influenced by the highly volatile oil price trend in recent months. Austrian Airlines shares were able to recover strongly from their year-end price as at 31 December 2005 of EUR 6.57, rising to a high of EUR 9.17 on 5 April 2006. After falling to a low of EUR 6.21 on 14 June 2006, the share price closed at EUR 6.68 on 30 June 2006.

Dividend cancelled for 2005

The financial strategy of the Austrian Airlines Group is designed to achieve lasting restructuring of the operating result and a reduction in the level of debt, which worsened in 2005 due to that year's negative result. Due to the lack of a balance sheet profit at the parent company, it was not possible to pay a dividend for the financial year 2005.

Investor Relations – comprehensive information for the Financial Community

Transparent communication

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of different types of information, complete openness and transparency. The company's active dialogue with all capital market players continued in the report period at a number of international events. The Annual General Meeting was held on 22 May 2006. Interested investors can access an extensive range of information surrounding the company at www.austrianairlines.co.at.

Financial Calendar

Publication of result, 3rd Quarter	24 October 2006



Consolidated Income Statement

EURm		1-6/2006	1-6/2005[1,2]	+/- %	4-6/2006	4-6/2005[1,2]	+/- %
Traffic revenue		1,158.9	1,013.1	14.4	642.3	580.1	10.7
Other revenue		63.9	64.3	-0.6	33.7	34.8	-3.2
Revenue		1,222.8	1,077.4	13.5	676.0	614.9	9.9
Changes in inventories		2.8	0.4	-	2.7	0.2	-
Result from disposal of non-current assets		-1.3	2.0	-	-0.9	-0.6	-50.0
Other income[3]		36.0	34.0	5.9	16.9	17.8	-5.1
Operating revenue		1,260.3	1,113.8	13.2	694.7	632.3	9.9
Expenses for materials and services excl. rentals		-768.9	-665.7	-15.5	-419.7	-369.5	-13.6
Personnel expenses		-261.0	-245.7	-6.2	-132.5	-126.3	-4.9
Other expenses[4]		-91.7	-112.3	18.3	-48.2	-60.7	20.6
EBITDAR		138.7	90.1	53.9	94.3	75.8	24.4
EBITDAR adjusted[5]		126.9	118.3	7.3	88.2	95.2	-7.4
Depreciation and amortisation[6]		-145.2	-151.5	4.2	-67.5	-76.7	12.0
Rentals		-34.5	-30.9	-11.7	-17.7	-16.4	-7.9
Operating expenses		-1,301.3	-1,206.1	-7.9	-685.6	-649.6	-5.5
Result from operating activities (EBIT) before associates		-41.0	-92.3	55.6	9.1	-17.3	-
Result from operating activities (EBIT) adjusted before associates[7]		-47.8	-64.1	25.4	6.1	2.1	-
Share of profits in associates		-1.7	-0.2	-	0.6	-0.1	-
Financial expenses		-36.7	-36.1	-1.7	-18.7	-19.1	2.1
Financial income		14.6	14.1	3.5	8.1	7.6	6.6
Result from the disposal of financial assets		10.7	0.0	-	1.0	0.0	-
Other financial expenses and income		-5.4	9.4	-	-4.0	6.2	-
Financial result		-18.5	-12.8	-44.5	-13.0	-5.4	-
Loss before tax		-59.5	-105.1	43.4	-3.9	-22.7	82.8
Loss before tax adjusted[7]		-71.0	-83.5	15.0	-3.3	-6.7	50.7
Income taxes		-1.5	26.6	-	0.0	26.6	-
Loss/Profit from continuing operations		-61.0	-78.5	22.3	-3.9	3.9	-
Loss/Profit from continuing operations adjusted[7]		-72.5	-56.9	-27.4	-3.3	19.9	-
Loss from operations held for sale		-	-0.5	-	-	-0.5	-
Net loss/net profit for the period		-61.0	-79.0	22.8	-3.9	3.4	-
Net loss/net profit for the period adjusted[7]		-72.5	-57.4	-26.3	-3.3	19.4	-
Attributable to: Shareholders of Austrian Airlines AG		-59.9	-78.1	23.3	-4.2	4.1	-
Minority interests		-1.1	-0.9	-22.2	0.3	-0.7	-
Earnings per share	**EUR**	-1.85	-2.42	23.6	-0.13	0.12	-
Earnings per share diluted	**EUR**	-1.85	-2.42	23.6	-0.13	0.12	-

1 Figures for 2005 restated according to IAS 8 and IAS 16
2 Figures for 2005 have been regrouped according to changes in reporting structure
3 Inclusive of profits from exchange rate valuations at the reporting data in 2006 (EUR 13.2m)
4 Inclusive of losses from exchange rate valuations at the reporting data in 2006 (EUR -30.2m)
5 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date
6 Inclusive of revaluations according to IAS 36, Impairment (2006: EUR -5.0m, 2005: EUR 0.0m)
7 Adjusted for profits/losses from the disposal assets, for exchange rate valuations at the reporting data and revaluations of aircraft



Consolidated Balance Sheet

Assets

EURm	30.6.2006	31.12.2005	+/- %	30.6.2005[1]	+/- %
Intangible assets	23.8	25.1	-5.2	30.5	-22.0
Aircrafts	2,234.6	2,274.4	-1.7	2,361.4	-5.4
Other tangible assets	57.9	57.2	1.2	160.5	-63.9
Investments in associates using the equity method	11.0	12.7	-13.4	13.1	-16.0
Securities and loans	169.2	197.3	-14.2	224.0	-24.5
Other non-current assets	42.9	74.2	-42.2	88.1	-51.3
Defferred tax assets	95.9	95.2	0.7	124.1	-22.7
Non-current assets	2,635.3	2,736.1	-3.7	3,001.7	-12.2
Inventories	58.5	57.9	1.0	59.9	-2.3
Trade receivables	213.1	178.2	19.6	216.8	-1.7
Other current assets	72.1	64.3	12.1	80.1	-10.0
Cash and cash equivalents	180.9	120.8	49.8	78.2	-
Assets of disposal group classified as held for sale	-	42.0	-	35.8	-
Current assets	524.6	463.2	13.3	470.8	11.4
Total assets	3,159.9	3,199.3	-1.2	3,472.5	-9.0

Shareholders' equity and liabilities

EURm	30.6.2006	31.12.2005	+/- %	30.6.2005[1]	+/- %
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	316.7	447.6	-29.2	452.7	-30.0
Accumulated losses	-59.9	-130.7	-	-78.1	23.3
Equity attributable to shareholders of Austrian Airlines AG	504.0	564.1	-10.7	621.8	-18.9
Minority interests	1.6	1.5	6.7	-2.7	-
Shareholders' equity	505.6	565.6	-10.6	619.1	-18.3
Provisions	279.1	268.6	3.9	255.9	9.1
Interest-bearing liabilities	1,245.6	1,326.3	-6.1	1,498.2	-16.9
Other liabilities	22.0	27.5	-20.0	29.7	-25.9
Non-current liabilities	1,546.7	1,622.4	-4.7	1,783.8	-13.3
Provisions	225.3	165.5	36.1	223.2	0.9
Interest-bearing liabilities	447.7	469.5	-4.6	389.0	15.1
Income tax liabilities	3.7	3.6	2.8	3.6	2.8
Other liabilities	430.9	354.1	21.7	438.7	-1.8
Liabilities directly associated with the assets classified as held for sale	-	18.6	-	15.1	-
Current liabilities	1,107.6	1,011.3	9.5	1,069.6	3.6
Total shareholders' equity and liabilities	3,159.9	3,199.3	-1.2	3,472.5	-9.0

1 Figures for 2005 restated according to IAS 8 and IAS 16


Austrian

Statement of changes in Shareholders' Equity

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency trans-lation	Reserves: Reserve accord-ing to IAS 39	Reserves: Share owned by the company	Accumu-lated losses/ profits	Equity attribu-table to share-holders of Austrian Airlines AG	Minority interests	Share-holders' equity
As at 31.12.2004 restated[1]	247.2	24.7	-	-9.3	-14.8	436.7	684.5	1.9	686.4
Currency differences									
Valuation investments				13.9			13.9		13.9
Other changes from hedging instruments									
Other changes from deferred taxes									
Other changes						1.5	1.5	-3.7	-2.2
Total sums not affecting the operating result				13.9		1.5	15.4	-3.7	11.7
Net loss/net profit for the period						-78.1	-78.1	-0.9	-79.0
As at 30.6.2005 restated[1]	247.2	24.7	0.0	4.6	-14.8	360.1	621.8	-2.7	619.1
As at 31.12.2005	247.2	24.7	0.1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences									
Valuation investments							0.0		0.0
Other changes from hedging instruments				-0.5			-0.5		-0.5
Other changes from deferred taxes				0.6			0.6		0.6
Other changes						-0.3	-0.3	1.2	0.9
Total sums not affecting the operating result				0.1		-0.3	-0.2	1.2	1.0
Net loss/net profit for the period						-59.9	-59.9	-1.1	-61.0
As at 30.6.2006	247.2	24.7	0.1	0.7	-14.8	246.1	504.0	1.6	505.6

1 Figures for 2004 and 2005 restated according to IAS 8 and IAS 16


Austrian

Consolidated Cash Flow Statement

EURm	1-6/2006	1-6/2005[1]	+/- %	4-6/2006	4-6/2005[1]	+/- %
Loss before tax	-59.6	-105.6	43.6	-4.0	-23.2	82.8
Depreciation and amortisation	145.2	151.6	-4.2	67.5	76.8	-12.1
Profit from disposal of non-current assets	-9.3	-2.0	-	-	0.6	-
Share of profits in associates	1.7	0.2	-	-0.6	0.1	-
Financial expenses	36.7	36.0	1.9	18.7	19.0	-1.6
Financial income	-14.6	-14.1	-3.5	-8.1	-7.6	-6.6
Increase/decrease in inventories	-0.5	-7.1	93.0	0.8	-9.6	-
Increase/decrease in receivables and other assets	-11.6	-46.3	-	-19.6	-2.5	-
Increase/decrease in provisions	51.7	38.5	34.3	37.5	28.4	32.0
Increase/decrease in other liabilities	70.1	95.0	-26.2	61.2	54.2	12.9
Foreign currency losses/gains	-13.2	30.2	-	-7.1	18.9	-
Income taxes paid	-1.5	1.4	-	0.0	-0.6	-
Cash flow from operating activities	195.1	177.8	9.7	146.3	154.5	-5.3
Purchase of tangible and intangible assets	-119.3	-189.7	37.1	-68.7	-124.7	44.9
Proceeds/Purchase of other financial assets	60.0	0.6	-	40.1	3.3	-
Purchase from subsidiaries minus cash and cash equivalents	-	0.7	-	-	-	-
Proceeds from disposal of non-current assets	38.3	6.5	-	36.5	1.6	-
Financial income received	10.8	14.1	-23.4	4.6	7.6	-39.5
Cash flow from investing activities	-10.2	-167.8	93.9	12.5	-112.2	-
Borrowing of interest-bearing liabilities	81.7	135.8	-39.8	49.2	103.6	-52.5
Payment of interest-bearing liabilities	-171.1	-99.6	-71.8	-103.3	-104.4	1.1
Financial expenses paid	-35.4	-36.0	1.7	-17.8	-19.0	6.3
Cash flow from financing activities	-124.8	0.2	-	-71.9	-19.8	-
Increase/decrease of cash and cash equivalents	60.1	10.2	-	86.9	22.5	-
Cash and cash equivalents at beginning of period	120.8	68.0	77.6	94.0	55.7	68.8
Cash and cash equivalents at end of period	180.9	78.2	-	180.9	78.2	-

1 Figures for 2005 restated according to IAS 8 and IAS 16



Traffic Statistics and Key Figures

Employees

	1-6/2006	1-6/2005	+/- %	4-6/2006	4-6/2005	+/- %
Average[1]	8,559	8,381	2.1	8,644	8,488	1.8
End of period[1]	8,686	8,570	1.4	-	-	-

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-6/2006	1-6/2005	+/- %	4-6/2006	4-6/2005	+/- %
Revenue passenger kilometers	(000)	9,533,774	8,322,178	+14.6	5,024,988	4,573,581	+9.9
Available seat kilometers	(000)	13,214,663	11,873,207	+11.3	6,985,694	6,355,487	+9.9
Passenger load factor	in %	72.1	70.0	+2.1P.	71.9	71.9	0.0P.
Passengers carried		4,312,153	3,814,777	+13.0	2,379,782	2,159,461	+10.2
Block hours		150,374	135,958	+10.6	78,333	72,227	+8.5
RTK	(000)	1,306,156	1,133,816	+15.2	686,584	616,415	+11.4
ATK	(000)	1,826,854	1,641,287	+11.3	965,786	881,841	+9.5
Overall load factor	in %	71.5	69.1	+2.4P.	71.1	69.9	+1.2P.
Total tons		83,568	72,724	+14.9	43,558	37,862	+15.0
Charter traffic							
Available seat kilometers	(000)	2,037,318	2,378,044	-14.3	1,238,670	1,412,702	-12.3
Passengers carried		678,487	688,548	-1.5	490,838	480,104	+2.2
Block hours		18,030	19,914	-9.5	11,504	12,572	-8.5
Total							
Revenue passenger kilometers	(000)	11,029,432	10,028,823	+10.0	5,953,917	5,565,004	+7.0
Available seat kilometers	(000)	15,251,981	14,251,251	+7.0	8,224,364	7,768,189	+5.9
Passenger load factor	in %	72.3	70.4	+1.9P.	72.4	71.6	+0.8P.
Passengers carried		4,990,640	4,503,325	+10.8	2,870,620	2,639,565	+8.8
RTK	(000)	1,452,980	1,307,458	+11.1	776,632	715,629	+8.5
ATK	(000)	2,051,298	1,913,953	+7.2	1,098,599	1,038,516	+5.8
Overall load factor	in %	70.8	68.3	+2.5P.	70.7	68.9	+1.8P.

Capital market figures

		1-6/2006	1-6/2005	+/- %	4-6/2006	4-6/2005	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	9.17	10.05	-8.8	9.17	8.44	+8.6
Share price Low	EUR	6.21	6.43	-3.4	6.21	6.43	-3.4
Share price (end of period)	EUR	6.68	7.05	-5.2	6.68	7.05	-5.2
Market capitilisation (end of period)	EURm	227.1	239.7	-5.3	227.1	239.7	-5.3
Turnover on Vienna Stock Exchange	EURm	135.0	163.9	-17.6	54.3	71.7	-24.3

1 Inclusive employees currently in training and similar